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EXHIBIT 99.3

Unaudited Consolidated Financial Statements for the third quarter ended September 30, 2012

Consolidated Statements of Comprehensive Income
(unaudited)

	Three months ended September 30		Nine months ended September 30
($ millions)	2012	2011	2012	2011

Revenues and Other Income
Operating revenues, net of royalties (note 3)	9 512	10 235	28 764	28 433
Other income (note 4)	89	184	317	393

	9 601	10 419	29 081	28 826

Expenses
Purchases of crude oil and products	4 141	5 017	12 630	13 329
Operating, selling and general	2 277	1 814	6 761	6 039
Transportation	171	193	491	547
Depreciation, depletion, amortization and impairment (note 5)	896	834	3 435	2 929
Exploration	97	17	238	106
Loss (gain) on disposal of assets	(3)	(57)	(39)	134
Project start-up costs	17	59	40	142
Financing expenses (income) (note 8)	(260)	609	(130)	580

	7 336	8 486	23 426	23 806

Earnings before Income Taxes	2 265	1 933	5 655	5 020

Income Taxes
Current	319	239	1 245	821
Deferred	391	407	1 065	1 322

	710	646	2 310	2 143

Net Earnings	1 555	1 287	3 345	2 877

Other Comprehensive Income (Loss)
Foreign currency translation adjustment	(135)	157	(116)	198
Foreign currency translation reclassified to net earnings	—	—	—	14
Cash flow hedges reclassified to net earnings	(1)	—	(1)	—
Actuarial loss on employee retirement benefit plans, net of income taxes of $22 (2011 – $71) and $78 (2011 – $81) for the three and nine months ended September 30, respectively	(65)	(210)	(209)	(236)

Other Comprehensive Income (Loss)	(201)	(53)	(326)	(24)

Total Comprehensive Income	1 354	1 234	3 019	2 853

Per Common Share (dollars) (note 10)
Net earnings – basic	1.01	0.82	2.16	1.83
Net earnings – diluted	1.01	0.76	2.15	1.75
Cash dividends	0.13	0.11	0.37	0.32

See accompanying notes to the interim consolidated financial statements.

Suncor Energy Inc.
                                                                                                                                       2012 Third Quarter    049

Consolidated Balance Sheets
(unaudited)

($ millions)	Sep 30 2012	Dec 31 2011

Assets
Current assets
Cash and cash equivalents	5 448	3 803
Accounts receivable	5 052	5 412
Inventories	3 745	4 205
Income taxes receivable	779	704

Total current assets	15 024	14 124
Property, plant and equipment, net	54 659	52 589
Exploration and evaluation	4 035	4 554
Other assets	315	311
Goodwill and other intangible assets	3 132	3 139
Deferred income taxes	78	60

Total assets	77 243	74 777

Liabilities and Shareholders' Equity
Current liabilities
Short-term debt	741	763
Current portion of long-term debt	308	12
Accounts payable and accrued liabilities	7 527	7 755
Current portion of provisions	1 150	811
Income taxes payable	1 276	969

Total current liabilities	11 002	10 310
Long-term debt	9 424	10 004
Other long-term liabilities	2 284	2 392
Provisions	3 823	3 752
Deferred income taxes	10 721	9 719
Shareholders' equity	39 989	38 600

Total liabilities and shareholders' equity	77 243	74 777

See accompanying notes to the interim consolidated financial statements.

             Suncor Energy Inc.
 050    2012 Third Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

Consolidated Statements of Cash Flows
(unaudited)

	Three months ended September 30		Nine months ended September 30
($ millions)	2012	2011	2012	2011

Operating Activities
Net earnings	1 555	1 287	3 345	2 877
Adjustments for:
Depreciation, depletion, amortization and impairment	896	834	3 435	2 929
Deferred income taxes	391	407	1 065	1 322
Accretion	45	39	137	122
Unrealized foreign exchange loss (gain) on U.S. dollar denominated long-term debt	(289)	610	(272)	362
Change in fair value of derivative contracts	17	(15)	30	(91)
Loss (gain) on disposal of assets	(3)	(57)	(39)	134
Share-based compensation	190	(253)	171	(181)
Exploration	65	9	124	28
Settlement of decommissioning and restoration liabilities	(89)	(125)	(345)	(366)
Other	(38)	(15)	(141)	(40)
Decrease (increase) in non-cash working capital	(352)	(304)	161	89

Cash flow provided by operating activities	2 388	2 417	7 671	7 185

Investing Activities
Capital and exploration expenditures	(1 670)	(1 519)	(4 754)	(5 036)
Acquisitions	—	—	—	(842)
Proceeds from disposal of assets	15	77	58	3 035
Other investments	(2)	(1)	(6)	1
Decrease (increase) in non-cash working capital	92	(54)	142	(10)

Cash flow used in investing activities	(1 565)	(1 497)	(4 560)	(2 852)

Financing Activities
Net change in short-term debt	(24)	28	(22)	(1 205)
Net change in long-term debt	(5)	(4)	(12)	(14)
Repayment of long-term debt	—	(500)	—	(500)
Issuance of common shares under share option plans	12	22	179	207
Purchase of common shares for cancellation, net of option premiums (note 7)	(312)	(141)	(1 043)	(141)
Dividends paid on common shares	(196)	(170)	(561)	(494)

Cash flow used in financing activities	(525)	(765)	(1 459)	(2 147)

Increase in Cash and Cash Equivalents	298	155	1 652	2 186
Effect of foreign exchange on cash and cash equivalents	(16)	35	(7)	24
Cash and cash equivalents at beginning of period	5 166	3 097	3 803	1 077

Cash and Cash Equivalents at End of Period	5 448	3 287	5 448	3 287

Supplementary Cash Flow Information
Interest paid	65	60	382	434
Income taxes paid	474	277	1 095	587

See accompanying notes to the interim consolidated financial statements.

Suncor Energy Inc.
                                                                                                                                       2012 Third Quarter    051

Consolidated Statements of Changes in Shareholders' Equity
(unaudited)

($ millions)	Share Capital	Contributed Surplus	Foreign Currency Translation	Cash Flow Hedges	Retained Earnings	Total	Number of Common Shares (thousands)

At December 31, 2010	20 188	507	(451)	14	14 934	35 192	1 565 489

Net earnings	—	—	—	—	2 877	2 877	—
Foreign currency translation adjustment	—	—	212	—	—	212	—
Actuarial loss on employee retirement benefit plans	—	—	—	—	(236)	(236)	—

Total comprehensive income	—	—	212	—	2 641	2 853	—
Issued under share option plans	299	(53)	—	—	—	246	8 875
Issued under dividend reinvestment plan	10	—	—	—	(10)	—	275
Purchase of common shares for cancellation	(65)	—	—	—	(76)	(141)	(4 962)
Liability for share purchase commitment	(61)	—	—	—	(64)	(125)	—
Share-based compensation	—	81	—	—	—	81	—
Income tax benefit of stock option deduction in the U.S.	—	1	—	—	—	1
Dividends paid on common shares	—	—	—	—	(494)	(494)	—

At September 30, 2011	20 371	536	(239)	14	16 931	37 613	1 569 677

At December 31, 2011	20 303	545	(207)	14	17 945	38 600	1 558 636

Net earnings	—	—	—	—	3 345	3 345	—
Foreign currency translation adjustment	—	—	(116)	—	—	(116)	—
Net change in cash flow hedges	—	—	—	(1)	—	(1)	—
Actuarial loss on employee retirement benefit plans	—	—	—	—	(209)	(209)	—

Total comprehensive income	—	—	(116)	(1)	3 136	3 019	—
Issued under share option plans	240	(44)	—	—	—	196	10 086
Issued under dividend reinvestment plan	12	—	—	—	(12)	—	391
Purchase of common shares for cancellation, net of option premiums (note 7)	(447)	—	—	—	(596)	(1 043)	(34 385)
Liability for share purchase commitment (note 7)	(121)	—	—	—	(179)	(300)	—
Share-based compensation	—	78	—	—	—	78	—
Dividends paid on common shares	—	—	—	—	(561)	(561)	—

At September 30, 2012	19 987	579	(323)	13	19 733	39 989	1 534 728

See accompanying notes to the interim consolidated financial statements.

             Suncor Energy Inc.
 052    2012 Third Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

1. REPORTING ENTITY AND DESCRIPTION OF THE BUSINESS

Suncor Energy Inc. (Suncor or the company) is an integrated energy company headquartered in Canada. Suncor's operations include oil sands development and upgrading, onshore and offshore oil and gas production, petroleum refining, and product marketing primarily under the Petro-Canada brand. The consolidated financial statements of the company comprise the company and its subsidiaries and the company's interests in associates and jointly controlled entities.

The address of the company's registered office is 150 - 6th Avenue S.W., Calgary, Alberta, Canada, T2P 3E3.

2. BASIS OF PREPARATION

(a) Statement of Compliance

These condensed consolidated interim financial statements have been prepared in accordance with Canadian generally accepted accounting principles, specifically International Accounting Standard 34 Interim Financial Reporting as issued by the International Accounting Standards Board. They are condensed as they do not include all of the information required for full annual financial statements, and they should be read in conjunction with the consolidated financial statements for the year ended December 31, 2011.

The policies applied in these condensed interim consolidated financial statements are based on International Financial Reporting Standards (IFRS) issued and outstanding as at October 31, 2012, the date the Audit Committee approved these statements on behalf of the Board of Directors.

(b) Basis of Measurement

The consolidated financial statements are prepared on a historical cost basis except as detailed in the accounting policies disclosed in the company's consolidated financial statements for the year ended December 31, 2011. Those accounting policies have been applied consistently to all periods presented in these financial statements.

(c) Functional Currency and Presentation Currency

These consolidated financial statements are presented in Canadian dollars, which is the company's functional currency.

(d) Use of Estimates and Judgment

The timely preparation of financial statements requires that management make estimates and assumptions and use judgment. Accordingly, actual results may differ from estimated amounts as future confirming events occur. Significant estimates and judgment used in the preparation of the financial statements are described in the company's consolidated financial statements for the year ended December 31, 2011.

3. SEGMENTED INFORMATION

The company's operating segments are determined based on differences in the nature of their operations, products and services.

Intersegment sales of crude oil and natural gas are accounted for at market values and included, for segmented reporting, in revenues of the segment making the transfer and expenses of the segment receiving the transfer. Intersegment amounts are eliminated on consolidation.

Suncor Energy Inc.
                                                                                                                                       2012 Third Quarter    053

	Three months ended September 30
	Oil Sands(1)		Exploration and Production		Refining and Marketing		Corporate, Energy Trading and Eliminations		Total
($ millions)	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011

Revenues and Other Income
Gross revenues	2 229	2 129	1 093	1 490	6 720	7 135	29	21	10 071	10 775
Intersegment revenues	823	927	51	52	59	5	(933)	(984)	—	—
Less: Royalties	(262)	(237)	(297)	(303)	—	—	—	—	(559)	(540)

Operating revenues, net of royalties	2 790	2 819	847	1 239	6 779	7 140	(904)	(963)	9 512	10 235
Other income	6	19	7	11	7	23	69	131	89	184

	2 796	2 838	854	1 250	6 786	7 163	(835)	(832)	9 601	10 419

Expenses
Purchases of crude oil and products	46	9	5	135	5 016	5 831	(926)	(958)	4 141	5 017
Operating, selling and general	1 372	1 178	182	154	605	492	118	(10)	2 277	1 814
Transportation	99	102	29	26	51	59	(8)	6	171	193
Depreciation, depletion, amortization and impairment	503	337	231	360	117	112	45	25	896	834
Exploration	2	1	95	16	—	—	—	—	97	17
Loss (gain) on disposal of assets	3	—	(1)	(56)	(4)	(1)	(1)	—	(3)	(57)
Project start-up costs	16	59	—	—	1	—	—	—	17	59
Financing expenses (income)	33	19	20	(6)	3	(7)	(316)	603	(260)	609

	2 074	1 705	561	629	5 789	6 486	(1 088)	(334)	7 336	8 486

Earnings (Loss) before Income Taxes	722	1 133	293	621	997	677	253	(498)	2 265	1 933
Income taxes
Current	—	1	227	119	90	98	2	21	319	239
Deferred	187	295	(22)	82	199	100	27	(70)	391	407

	187	296	205	201	289	198	29	(49)	710	646

Net Earnings (Loss)	535	837	88	420	708	479	224	(449)	1 555	1 287

Capital and Exploration Expenditures	1 113	1 129	387	189	147	120	23	81	1 670	1 519

             Suncor Energy Inc.
 054    2012 Third Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

	Nine months ended September 30
	Oil Sands(1)		Exploration and Production		Refining and Marketing		Corporate, Energy Trading and Eliminations		Total
($ millions)	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011

Revenues and Other Income
Gross revenues	6 437	6 174	4 434	4 462	19 621	19 303	58	47	30 550	29 986
Intersegment revenues	2 340	2 496	477	418	145	46	(2 962)	(2 960)	—	—
Less: Royalties	(619)	(521)	(1 167)	(1 032)	—	—	—	—	(1 786)	(1 553)

Operating revenues, net of royalties	8 158	8 149	3 744	3 848	19 766	19 349	(2 904)	(2 913)	28 764	28 433
Other income	20	26	47	(4)	16	67	234	304	317	393

	8 178	8 175	3 791	3 844	19 782	19 416	(2 670)	(2 609)	29 081	28 826

Expenses
Purchases of crude oil and products	151	364	259	441	15 215	15 404	(2 995)	(2 880)	12 630	13 329
Operating, selling and general	4 063	3 751	653	574	1 696	1 572	349	142	6 761	6 039
Transportation	274	287	95	86	150	172	(28)	2	491	547
Depreciation, depletion, amortization and impairment	1 412	982	1 557	1 561	340	326	126	60	3 435	2 929
Exploration	53	49	185	57	—	—	—	—	238	106
Loss (gain) on disposal of assets	(29)	106	(1)	40	(8)	(11)	(1)	(1)	(39)	134
Project start-up costs	38	142	—	—	2	—	—	—	40	142
Financing expenses (income)	94	55	54	44	1	(2)	(279)	483	(130)	580

	6 056	5 736	2 802	2 803	17 396	17 461	(2 828)	(2 194)	23 426	23 806

Earnings (Loss) before Income Taxes	2 122	2 439	989	1 041	2 386	1 955	158	(415)	5 655	5 020
Income taxes
Current	1	1	973	634	244	134	27	52	1 245	821
Deferred	623	625	26	385	461	402	(45)	(90)	1 065	1 322

	624	626	999	1 019	705	536	(18)	(38)	2 310	2 143

Net Earnings (Loss)	1 498	1 813	(10)	22	1 681	1 419	176	(377)	3 345	2 877

Capital and Exploration Expenditures	3 383	3 830	908	611	394	412	69	183	4 754	5 036

(1)
During the first quarter of 2012, the company completed a review of the presentation of purchase and sale transactions in its Oil Sands segment. It was determined that certain transactions previously recorded on a gross basis are more appropriately reflected through net presentation.

Prior period comparative figures have been reclassified for comparability with the current period presentation. The impact is as follows:

	Three months ended	Nine months ended
($ millions, increase/(decrease))	September 30, 2011	September 30, 2011

Gross revenues	(259)	(827)
Purchases of crude oil and products	(259)	(827)

Net earnings	—	—

Suncor Energy Inc.
                                                                                                                                       2012 Third Quarter    055

4. OTHER INCOME

Other Income consists of the following:

	Three months ended September 30		Nine months ended September 30
($ millions)	2012	2011	2012	2011

Risk management activities	2	17	1	(3)
Energy trading activities
Change in fair value of contracts	33	56	161	211
Gains (losses) on inventory valuation	(4)	18	21	(27)
Investment and interest income	19	35	55	131
Renewable energy grants	19	18	45	50
Other	20	40	34	31

	89	184	317	393

5. ASSET IMPAIRMENT

Syria

In the second quarter of 2012, the company recognized after-tax impairment charges and write-downs of $694 million related to Syrian assets in its Exploration and Production business. In December 2011, the company declared force majeure under its contractual obligations, suspended its operations and ceased recording production due to political unrest and international sanctions affecting that country. No Syrian production has been recorded in 2012.

As there was no resolution of the political situation at the end of the second quarter, an impairment test on the company's assets was performed. In calculating the company's impairment, the recoverable amount was determined using a value-in-use methodology. The company used an expected cash flow approach based on 2011 year-end reserves data updated for the company's best estimate of price realizations, with three scenarios representing i) resumption of operations in 18 months, ii) resumption of operations in 30 months, and iii) total loss. These scenarios were probability-weighted based on the company's best estimates, and present valued using a risk-adjusted discount rate of 19%. The calculation was most sensitive to management's assumptions on the relative likelihood of the three scenarios and price realizations.

The impairment losses were recorded as part of Depreciation, Depletion, Amortization and Impairment expense and charged against Property, Plant and Equipment ($604 million) and other current assets ($23 million).

In the second quarter of 2012, the company also wrote off the remainder of its Syrian receivables ($67 million). A provision of $64 million was previously recorded at December 31, 2011.

After these impairments and write-offs, the carrying value of the company's net assets in Syria as at September 30, 2012 was approximately $250 million.

No additional impairment has been recognized in the third quarter of 2012 as no indicators have been identified that would change the company's overall impairment assessment.

Libya

In the second quarter of 2011, the company recognized after-tax impairment charges of $514 million related to Libyan assets in its Exploration and Production business. At that time, production had been shut in due to political violence in Libya. The impairment losses were recorded as part of Depreciation, Depletion, Amortization and Impairment expense, and charged against Property, Plant and Equipment ($259 million), Exploration and Evaluation assets ($211 million), and Inventories ($44 million).

             Suncor Energy Inc.
 056    2012 Third Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

During the fourth quarter of 2011, the company reversed $11 million impairment charge that related to crude oil inventories. The reversal was the result of lifting certain of the political sanctions, and the joint venture partner confirming the existence of previously written off crude oil.

No additional impairment or impairment reversal has been recognized in the third quarter of 2012 as no indicators have been identified that would change the company's overall impairment assessment.

6. SHARE-BASED COMPENSATION

The following table summarizes the share-based compensation expense (recovery) recorded for all plans within Operating, Selling and General expense.

	Three months ended September 30		Nine months ended September 30
($ millions)	2012	2011	2012	2011

Equity-settled plans	19	20	78	81
Cash-settled plans	199	(276)	230	(165)

	218	(256)	308	(84)

7. NORMAL COURSE ISSUER BID

In September 2012, the company completed its first Normal Course Issuer Bid and put option program, and also announced a second Normal Course Issuer Bid program to purchase for cancellation up to $1 billion of its common shares between September 20, 2012 and September 19, 2013.

During the nine months ended September 30, 2012, the company purchased 34.4 million (2011 – 5.0 million) common shares for total consideration of $1,043 million (2011 – $141 million), net of $1.3 million (2011 – $nil) option premiums recognized in share capital. Of the amount recognized, $447 million (2011 – $65 million) was charged to share capital and $596 million (2011 – $76 million) to retained earnings.

The company has also recorded a liability of $300 million for share purchases that may take place during its internal blackout period under an automatic repurchase plan agreement with an independent broker. Of the liability recognized, $121 million was charged to share capital and $179 million to retained earnings.

8. FINANCING EXPENSES (INCOME)

	Three months ended September 30		Nine months ended September 30
($ millions)	2012	2011	2012	2011

Interest on debt	162	153	488	485
Capitalized interest	(138)	(150)	(444)	(402)

Interest expense	24	3	44	83
Accretion	45	39	137	122
Foreign exchange loss (gain) on U.S. dollar denominated long-term debt	(289)	610	(272)	362
Foreign exchange and other	(40)	(43)	(39)	13

	(260)	609	(130)	580

Suncor Energy Inc.
                                                                                                                                       2012 Third Quarter    057

9. INCOME TAXES

In the second quarter of 2012, the Ontario government substantively enacted legislation to freeze the general corporate income tax rate at the current 11.5% instead of the planned reduction to 10%. Accordingly, the company recognized an increase in deferred tax expense of $88 million related to the revaluation of deferred income tax balances.

In the first quarter of 2011, the U.K. government substantively enacted a 12% increase in the supplementary charge on U.K. oil and gas profits. Accordingly, the company recognized an increase in deferred tax expense of $442 million related to the revaluation of deferred income tax balances.

10. EARNINGS PER COMMON SHARE

	Three months ended September 30		Nine months ended September 30
($ millions)	2012	2011	2012	2011

Net earnings	1 555	1 287	3 345	2 877
Dilutive impact of accounting for awards as equity-settled (1)	—	(84)	(6)	(98)

Net earnings – diluted	1 555	1 203	3 339	2 779

(millions of common shares)
Weighted average number of common shares	1 536	1 573	1 550	1 572
Dilutive securities:
Effect of share options	2	9	4	12

Weighted average number of diluted common shares	1 538	1 582	1 554	1 584

(dollars per common share)
Basic earnings per share	1.01	0.82	2.16	1.83
Diluted earnings per share	1.01	0.76	2.15	1.75

(1)
Options with tandem stock appreciation rights or cash payment alternatives are accounted for as cash-settled plans. As these awards can be exchanged for common shares of the company, they are considered potentially dilutive and are included in the calculation of the company's diluted net earnings per share if they have a dilutive impact in the period. Accounting for these awards as equity-settled was determined to have the most dilutive impact for the nine months ended September 30, 2012 and the three and nine months ended September 30, 2011.

             Suncor Energy Inc.
 058    2012 Third Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

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EXHIBIT 99.3